UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ENOVA SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355M200

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 29355M200	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hyundai Heavy Industries Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES	5	SOLE VOTING POWER 691,716
BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 691,716
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,716
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 29355M200	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer: Enova Systems, Inc.

(b) Address of Issuer's Principal Executive Offices: 19850 South Magellan Drive, Torrance, California 90502

Item 2.

(a) Name of Person Filing: Hyundai Heavy Industries Co., Ltd.

(b) Address of Principal Executive Offices or, if None, Residence: 1 Jeonha-dong, Dong-gu, Ulsan, Korea, 682-792

(c) Citizenship: Republic of Korea

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 29355M200

Item 3.	If This Statement is Filed Pursuant to §§ 13d-1(b) or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)           ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)            ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)           ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)           ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)            ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 29355M200	Page 4 of 5 Pages

Not Applicable.

Item 4.	Ownership.

As of December 31, 2007, Hyundai Heavy Industries Co., Ltd. ("HHI") owned 691,716 shares of the issuer's common stock.

The issuer's report on Form 10-Q for the period ended September 30, 2007, indicated that there were 17,115,000 shares outstanding on November 14, 2007. Assuming that there were 17,115,000 shares outstanding on December 31, 2007, the shares then owned by HHI represented 4.0%of the common stock outstanding.

HHI holds sole power to vote and dispose of the shares of the issuer's common stock that it owns.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SCHEDULE 13G

CUSIP No. 29355M200	Page 5 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2008	HYUNDAI HEAVY INDUSTRIES CO., LTD. By: /s/ Young-Cheul Cho Young-Cheul Cho General Manager Finance Department

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